Exhibit (a)(1)(B)

SUMMARY OF OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS FOR NEW OPTIONS

Below is a summary of some aspects of the Offer to Exchange Certain Outstanding Options for New Options (the “Offer”) that should help familiarize you with the principal terms. We believe this program is potentially very important to you and urge you to take the time to study the materials and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate and you will retain your current options under their current terms and conditions. Capitalized terms not defined in the summary below have the meanings assigned to them in the Offer to Exchange.

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You may only exchange outstanding and unexercised stock options to purchase our Common Stock that were granted pursuant to the hhgregg, Inc. 2007 Equity Incentive Plan (the “Plan”) subsequent to July 18, 2007.

•	In order to participate, you must tender all the Eligible Options (as defined in the Offer) that you hold.

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The actual number of New Options (as defined in the Offer) granted in exchange for tendered Eligible Options will be determined based upon an exchange ratio of 1:1. Subject to the terms and conditions of the Plan, New Options will represent the right to purchase the same number of shares as the Eligible Option Grant (as defined in the Offer) tendered for exchange; however, the exercise price, vesting period and term of the New Option will change.

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The exercise price per share for the New Options granted in exchange for tendered Eligible Options shall equal the greater of (a) $10.00 and (b) the closing price of our Common Stock as reported on the New York Stock Exchange on the New Option Grant Date (as defined in the Offer).

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The vesting period for your New Options will begin on the grant date of the New Option, whereby one-third of the New Options granted will vest on each of the first three anniversaries of the New Option Grant Date. Thus, no portion of any New Option grant will be vested on the New Option Grant Date. Vesting on any anniversary date is subject to the terms and conditions of the Plan, including your continued service to hhgregg through each relevant vesting date. Generally, any vested New Options may be exercised by you at any time.

•	Your New Option will have a maximum term of seven (7) years from the grant date of the New Option and shall be classified as a nonstatutory option for U.S. tax purposes.

The Offer is being made under the terms and subject to the conditions of the Offer to Exchange Certain Outstanding Options for New Options and the related Eligible Option Information Sheet and Election Form. You should carefully read all of these documents before you decide whether to participate in the Offer.

We have attempted to anticipate many of the questions you may have regarding the terms of the Offer and have included a Question and Answer section in the Summary Term Sheet as part of the Offer (refer to the “Offer to Exchange Certain Outstanding Options for New Options” document). Participation is completely voluntary. Participating in the Offer involves risks that are discussed in the Offer to Exchange Certain Outstanding Option for New Options. If you choose not to participate, you will retain your current options under their current terms and conditions.

To participate in the Offer, you must access the Offer Website on Knowledge Hub located on Intranet 2.0, accessible at http://intranet.hhgregg.com/hhgregg.intranet/login.aspx, and follow the instructions on the Offer Website. The Offer Website will also provide you with certain information about your Eligible Options, including the grant date, the exercise price, the number of underlying shares and the election alternatives available to you. You may change your election to participate in the Offer at any time before the Offer expires by completing a new Eligible Option Information Sheet and Election Form. You must complete the electronic election process through the Offer Website in the foregoing manner before by 11:59 p.m., Eastern Daylight Savings Time, on April 29, 2013. If we extend this Offer beyond the Expiration Date, you must complete the process before the extended Expiration Date of this Offer.

If you are not able to submit your Eligible Option Information Sheet and Election Form or any subsequent new Eligible Option Information Sheet and Election Form electronically through the Offer Website as described above, as a result of technical failures of the Offer Website, such as the Offer Website being unavailable or the Offer Website not accepting your election, or if you do not otherwise have access to the Offer Website for any reason (including lack of internet services), you must immediately notify Charles Young at the Company at (317) 569-7574 or Charlie.Young@hhgregg.com to obtain assistance, including, if necessary, instructions for obtaining, completing and submitting a paper Eligible Option Information Sheet and Election Form.

You must complete the election process (whether electronically or in paper form) in the foregoing manner before 11:59 p.m., Eastern Daylight Savings Time, on April 29, 2013, unless the Offer is extended. We will not accept delivery of any election after expiration of this Offer. If we have not received all properly completed and signed documents before the Offer expires, you will have rejected this Offer and you will keep your current options. Documents submitted by U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted and will not be accepted.

If you have any questions, please contact Charles Young, our Chief Human Resources Officer at (317) 569-7574 or Charlie.Young@hhgregg.com.

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